Exhibit 3.2

CERTIFICATE OF AMENDMENT
TO THE RESTATED ARTICLES OF INCORPORATION
OF
AASTROM BIOSCIENCES, INC.

1	The present name of the corporation is:

Aastrom Biosciences, Inc.

2	The identification number assigned by the Bureau is:

529-456

3	All former names of the corporation are:

Ann Arbor Stromal, Inc.

4	The date of filing the original Articles of Incorporation was:

March24, 1989

5	The following language is hereby added to the end of Article III of the Restated Articles of Incorporation:

“Effective at 9:00 a.m. EST, on February 18, 2010, every eight outstanding shares of Common Stock will be combined into and automatically become one share of outstanding Common Stock of the Corporation. The Corporation will not issue fractional shares on account of the foregoing reverse stock split; all shares that are held by a shareholder as of the effective date hereof shall be aggregated and each fractional share resulting from the reverse stock split after giving effect to such aggregation shall be cancelled. In lieu of any interest in a fractional share to which a shareholder would otherwise be entitled as a result of such reverse stock split, such shareholder will be paid a cash amount for such fractional shares equal to the product obtained by multiplying (a) the fraction to which the shareholder would otherwise be entitled by (b) the per share closing price of the Corporation’s Common Stock on the trading day immediately prior to the effective time of the Reverse Stock Split, as such price is reported on the NASDAQ Capital Market.”

6	The number of authorized shares of common stock shall be reduced to 62,500,000 by virtue of this Certificate of Amendment.

7
The foregoing amendment to the Restated Articles of Incorporation was duly adopted on the 29th day of January, 2010 pursuant to the authorization of the shareholders of the corporation on the 14th day of December, 2009 at the annual meeting of the corporation’s shareholders, where the necessary votes were cast in favor of the amendment.

Signed this 9th day of February, 2010.

Aastrom Biosciences, Inc.
By:	/s/ Julie Caudill
Julie Caudill
Corporate Secretary